

Mail Stop 7010

March 7, 2008

via U.S. mail and facsimile

Mr. Edwin D. Johnson
Chief Financial Officer
Waste Services, Inc.
5002 T-Rex Avenue, Suite 200
Boca Raton, FL 33431

> **RE:** **Waste Services, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2006**
> **Filed March 6, 2007**
> **Form 8-K/A#1**
> **Filed May 31, 2007**
> **Form 10-Q for the Quarterly Period ended June 30, 2007**
> **Filed July 26, 2007**
> **Form 8-K/A#2**
> **Filed September 10, 2007**
> **Form 10-Q for the Quarterly Period ended September 30, 2007**
> **Filed November 1, 2007**
> **File No. 000-25955**

Dear Mr. Johnson:

We have completed our review of these filings and have no further comments at this time. Please submit your facsimile response dated February 21, 2008, on EDGAR as a correspondence file.

If you have any further questions regarding our review of your filings, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Al Pavot, Staff Accountant, at (202) 551-3738, or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief